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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934



                              CYBEROPTICLABS, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   23253A 103
                                   ----------
                                 (CUSIP Number)


                               GEILS VENTURES LLC
                            54 Danbury Rd., Suite 318
                              Ridgefield, CT 06877
                                 (213) 743-6045
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 1, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|





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CUSIP NO. 23253A 10 3
          -----------


1.      NAME OF REPORTING PERSON S.S. OR IRS
        IDENTIFICATION NO. OF ABOVE PERSON

        GEILS VENTURES LLC
        ------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) |_|
                                                           (B) |_|


3.      SEC USE ONLY
        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS*
        00     See Item 3
        ------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               |_|

        ------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida
        ------------------------------------------------------------------------

NUMBER OF             7.     SOLE VOTING POWER            10,000,000
SHARES                                        ----------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
OWNED BY                                        --------------------------------
EACH                  9.     SOLE DISPOSITIVE POWER       10,000,000
REPORTING                                          -----------------------------
PERSON WITH          10.    SHARED DISPOSITIVE POWER
                                                    ----------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000,000
        ------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES*                        |X|
        See Item 5
        ------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        36.8%
        ------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*
        00 (Limited liability company)
        ------------------------------------------------------------------------




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CUSIP NO. 23253A 10 3
          -----------

Item 1. Security and Issuer

        This statement relates to the acquisition by Geils Ventures LLC, a Florida limited liability company ("Geils"), of 10,000,000 shares of common stock of CyberOpticLabs, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 509 Westport Avenue, Norwalk, Connecticut 06851.


Item 2. Identity and Background

        This statement is being filed by Geils. The principal executive offices of Geils are located at 54 Danbury Rd, Suite 318, Ridgefield, CT. 06877.

        The sole manager of Geils is Alexander Minella, a businessman. His principal business address is located at 54 Danbury Rd, Suite 318, Ridgefield, CT. 06877. Mr. Minella is a citizen of the United States.

        During the last five years, neither Geils nor Mr. Minella has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to a Contribution and Exchange Agreement, dated November 30, 2000 (the "Contribution Agreement"), between the Issuer, US Direct Insurance Agency, Inc. ("US Direct") and all the shareholders of record of US Direct, Geils acquired 10,000,000 shares of common stock of the Issuer (the "Securities") in exchange for 10,000 shares of common stock of US Direct. The Contribution Agreement is incorporated herein by reference to Exhibit 2.01 to the Issuer's Report on Form 8-K, dated January 2, 2001, as filed with the Securities and Exchange Commission.



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CUSIP NO. 23253A 10 3
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Item 4.  Purpose of Transaction.

        The Securities were acquired for investment purposes. Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Geils may at any time determine to dispose of some or all of the Securities. Any decision by Geils to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Geils and general economic and market conditions.

        Except as set forth above, neither Geils nor Mr. Minella has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or (j) any action similar to any of those enumerated above. Geils may formulate plans or proposals with respect to one or more of the foregoing in the future.


Item 5.        Interest in Securities of the Issuer

        (a) Geils is the registered and direct beneficial owner of the Securities. Geils may also be deemed to be the indirect beneficial owner of (i) 725,000 shares of Common Stock owned by Zoom2Net Corp., (ii) 91,250 shares of Common Stock, and a currently exercisable warrant to purchase 30,000 shares of Common Stock, owned by Lynn Minella, (iii) 1,250 shares of Common Stock owned by Alexander G. Minella, (iv) 15,500 shares of Common Stock owned by Alexander C. Minella, (v) 15,000 shares of Common Stock owned by Lauren Minella, (vi) 12,500 shares of Common Stock owned by Pursuit Holdings Corp. and (vii) 100,000 shares of Common Stock owned by Carl Carman; however, Geils disclaims such

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CUSIP NO. 23253A 10 3
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beneficial ownership of such shares pursuant to Rule 13d-4.

        (b) Geils holds sole voting and dispositive power with respect to the Securities by virtue of its direct ownership of such shares.

        Mr. Minella may be considered to have shared voting and dispositive power with respect to the Securities by virtue of his status as an officer and director of Geils.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.


Item 7.  Material to be filed as Exhibits.

        Not applicable.



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 10, 2001                                GEILS VENTURES LLC



                                            By:/s/ Alexander Minella
                                               ------------------------
                                               Alexander Minella
                                               Manager